29 October 2004

RECEIVED
2004 NOV -2 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LAURA ASHLEY HOLDINGS plc
("the Company")

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Laura Ashley Holdings plc today announces the appointment of Ms Sally Kealey to the Board as a non-executive director with immediate effect.

Sally Kealey, aged 46, previously served as an executive of Laura Ashley Limited for a period of 13 years until 1996. She held a number of positions within the Company, including the role of Divisional Director for Home Furnishings Design. Since leaving full time employment with Laura Ashley, Sally Kealey has worked as a consultant on various projects for the Company.

Enquiries:

David Cook	Chief Financial Officer	020 7880 5100
James Olley	Brunswick Group	020 7404 5959

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